

April 28, 2010

Eric S. Nadeau
Chief Financial Officer
Home Federal Bancorp, Inc.
500 12th Avenue South
Nampa, Idaho 83651

> **Re:** **Home Federal Bancorp, Inc.**
> **Form 10-K for Fiscal Period Ended September 30, 2009**
> **Form 10-Q for Fiscal Period Ended December 31, 2009**
> **File No. 001-33795**

Dear Mr. Nadeau:

We have reviewed your response filed with the Commission on April 14, 2010 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with any proposed disclosure revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please refer to our previous comments 1 through 3 in our letter dated March 31, 2010 and provide additional specific detail as to how you applied ASC 310-30 to your loan portfolio. In your response to our comments, you state that you did not evaluate loans individually in the acquisition and development and construction portfolios unless they were adversely classified or on non-accrual status. We understand the regulatory definitions of the classifications of substandard, doubtful and loss. However, the guidance in ASC 310-30 specifically requires an evaluation on a loan by loan basis to determine whether or not a purchased loan falls into its scope. Please tell us the following information:

     a. Whether you individually evaluated the loans in any of your other portfolios.

     b. Why you believe your accounting for your purchased loans was appropriate given the explicit guidance in ASC 310-30 to apply its guidance on a loan by loan basis.

     c. Whether you would have determined that a loan currently performing would fall into the scope of ASC 310-30 given the declines in collateral value and anticipated defaults upon maturity mentioned in your response. We note that you state these loans would not qualify for financing based on your stringent underwriting quality. Please tell us whether you believe the borrowers are of sufficient credit quality to find financing elsewhere, particularly in light of the failure of the borrowers to meet your credit quality standards.

     d. Whether you would have a materially different outcome had you applied ASC 310-30 on a loan by loan basis and provide us with your materiality analysis.

Closing Comments

     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or me, at (202) 551-3851 if you have questions regarding these comments.

                               Sincerely,

                               Paul Cline
                               Senior Staff Accountant